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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sight Resource Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

82655N105

(CUSIP Number)

John B. Watkins
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, NW
Washington, D.C. 20037
202-663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 82655N105			Page 1 of 10

1.	Name of Reporting Person: Carlyle Venture Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,162,917

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,162,917

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,162,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 82655N105			Page 2 of 10

1.	Name of Reporting Person: C/S Venture Investors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands, Bristish West Indies

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 441,719

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 441,719

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,719

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 82655N105			Page 3 of 10

1.	Name of Reporting Person: Calyle U.S. Venture Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 286,860

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 286,860

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 82655N105			Page 4 of 10

1.	Name of Reporting Person: Carlyle Venture Coinvestment, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 174,028

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 174,028

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 174,028

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): oo Limited Liability Company

SCHEDULE 13D (CONTINUED)	PAGE 5 OF 10 PAGES
Pursuant to Rule 13d-2(a) of Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons (as hereafter defined) hereby amend their Schedule 13D dated November 25, 1997 and filed with the Securities and Exchange Commission (the “SEC”) on December 5, 1997 (the “Schedule 13D”) as amended by the Amendment No. 1 to Schedule 13D dated May 6, 2002 and filed with the SEC on May 9, 2002, the Amendment No. 2 to Schedule 13D dated December 31, 2002 and filed with the SEC on January 3, 2003, the Amendment No. 3 to Schedule 13D dated September 17, 2003 and filed with the SEC on September 22, 2003 and the Amendment No.4 to Schedule 13D dated May 6, 2004 and filed with the SEC on May 12, 2004, relating to the common stock, par value $.01 per share (“Common Stock”), of Sight Resource Corporation, a Delaware corporation (the “Issuer”).
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4(a) of the Schedule 13D is hereby amended as follows:
     (a) The disposition by the Reporting Persons of securities of the Issuer, as follows:
     (i) On August 3, 2005, the Reporting Persons sold the following number of shares of Common Stock of the Issuer for $0.25 per share pursuant to the Put Agreement described in paragraph (ii) below: (A) CVP, 1,646,313 shares of Common Stock, (B) C/S, 336,216 shares of Common Stock, (C) CUS, 218,344 shares of Common Stock, and (D) CVC, 132,461 shares of Common Stock.
     (ii) On December 31, 2002, Carlyle Venture Partners, L.P. (“CVP”), C/S Venture Investors, L.P. (“C/S”), Carlyle U.S. Venture Partners, L.P. (“CUS”) and Carlyle Venture Coinvestment, L.L.C. (“CVC” and together with CVP, C/S and CUS, the “Reporting Persons”) entered into a Put and Right of First Refusal Agreement dated as of December 31, 2002 (the “Put Agreement”), with Mr. Dino Tabacchi and La Sesta S.A., a Luxembourg corporation, that is an affiliate of Mr. Marco Brustio, whereby, the Reporting Persons were granted the right to require Mr. Tabacchi and La Sesta S.A. or their permitted assigns, to purchase from the Reporting Persons an aggregate of up to 7,000,000 shares of Common Stock of the Issuer held by them at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. The Put Agreement granted each Reporting Person the right to sell, the following number of shares of Common Stock: (i) CVP, up to 4,938,935 shares of Common Stock, (ii) C/S, up to 1,008,646 shares of Common Stock, (iii) CUS, up to 655,032 shares of Common Stock, and (iv) CVC, up to 397,387 shares of Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5(a) of the Schedule 13D is hereby amended as follows:
     (a) The following Table summarizes the beneficial ownership of each Reporting Person of all securities of the Issuer on August 3, 2005, (after giving effect to the sale of shares of Common Stock pursuant to the Put Agreement on August 3, 2005).

		Percentage of Ownership on a Common Stock
Reporting Persons (1)	Common Stock	Basis as of August 3, 2005 (2)
CVP	2,162,917	4.2%

C/S	441,719	0.9%

CUS	286,860	0.6%

CVC	174,028	0.3%

SCHEDULE 13D (CONTINUED)	PAGE 6 OF 10 PAGES
(1) Ryan Schwarz, a director of the Issuer, is a non-managing member of CVC, and is a Managing Director of affiliates of the Reporting Persons and TCG Ventures, L.L.C., a Delaware limited liability company (“TCG”), which is the general partner of CUS and the managing member of CVC, and TCG Ventures Ltd., a Cayman Islands corporation (“TCG Ltd.”), which is the general partner of CVP and C/S. Each Reporting Person, TCG and TCG Ltd. and Mr. Schwarz disclaim that they are a “group” for purposes of Section 13(d) of the Exchange Act and Regulation 13D-G thereunder or for any other purpose. Each Reporting Person, TCG and TCG Ltd. disclaims beneficial ownership of all Securities deemed directly or indirectly beneficially owned by the other Reporting Persons or their respective affiliates. Mr. Schwarz disclaims beneficial ownership of all Securities of the Issuer directly or indirectly beneficially owned by the Reporting Persons or their respective affiliates, including TCG and TCG Ltd., other than with respect to his pecuniary interest therein. This Amendment No. 5 to Schedule 13D shall not be deemed an admission that Mr. Schwarz is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.
(2) Percentage of Ownership is calculated based on an aggregate of 50,432,261 shares of Common Stock of the Issuer outstanding as of August 3, 2005, plus, in the case of: (i) CVP, 705,562 shares of Common Stock; (ii) C/S, 144,092 shares of Common Stock; (iii) CUS, 93,576 shares of Common Stock; and (iv) CVC, 56,770 shares of Common Stock, in each case issuable upon exercise of outstanding Warrants held by the Reporting Persons exercisable within 60 days.
     Item 5(c) of the Schedule 13D is hereby amended as follows:
     (c) On August 3, 2005, the Reporting Persons sold the following number of shares of Common Stock of the Issuer for $0.25 per share pursuant to the Put Agreement: (A) CVP, 1,646,313 shares of Common Stock, (B) C/S, 336,216 shares of Common Stock, (C) CUS, 218,344 shares of Common Stock, and (D) CVC, 132,461 shares of Common Stock.

SCHEDULE 13D (CONTINUED)	PAGE 7 OF 10 PAGES
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2005, by and among CVP, C/S, CUS and CVC

SCHEDULE 13D (CONTINUED)	PAGE 8 OF 10 PAGES
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 5, 2005
     CARLYLE VENTURE PARTNERS, L.P.,
a Cayman Islands exempted limited partnership
By: TCG Ventures, Ltd., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
     C/S VENTURE INVESTORS, L.P.,
a Cayman Islands exempted limited partnership
By: TCG Ventures, Ltd., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
CARLYLE U.S. VENTURE PARTNERS, L.P.,
     a Delaware limited partnership
By: TCG Ventures, L.L.C., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
CARLYLE VENTURE COINVESTMENT, L.L.C.,
     a Delaware limited liability company
By: TCG Ventures, L.L.C., as the Managing Member
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D (CONTINUED)	PAGE 9 OF 10 PAGES
EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of August 5, 2005, by and among CVP, C/S, CUS and CVC

SCHEDULE 13D (CONTINUED)	PAGE 10 OF 10 PAGES
EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Sight Resource Corporation, a Delaware corporation, and that this Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 5th day of August, 2005.
     CARLYLE VENTURE PARTNERS, L.P.,
a Cayman Islands exempted limited partnership
By: TCG Ventures, Ltd., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
     C/S VENTURE INVESTORS, L.P.,
a Cayman Islands exempted limited partnership
By: TCG Ventures, Ltd., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
CARLYLE U.S. VENTURE PARTNERS, L.P.,
     a Delaware limited partnership
By: TCG Ventures, L.L.C., as the General Partner
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director
CARLYLE VENTURE COINVESTMENT, L.L.C.,
     a Delaware limited liability company
By: TCG Ventures, L.L.C., as the Managing Member
By: /s/ Robert Grady
Name: Robert Grady
Title: Managing Director